DECHERT LLP
1900 K Street, NW
Washington, D.C.  20006
(202) 261-3300
June 21, 2021
VIA EDGAR CORRESPONDENCE
Kimberly Browning, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Re:	The Weitz Funds
Registration Statement on Form N-14
File No. 333-255145
Dear Ms. Browning:
This letter is being submitted in connection with the Registration Statement on Form N-14 (the “Registration Statement”) that was filed by The Weitz Funds (the “Trust” or the “Registrant”) on April 9, 2021 (File No. 333-255145) in connection with a proposed reorganization transaction pursuant to which the Weitz Core Plus Income Fund, a separate investment series of the Trust, proposes to acquire all of the assets of, and assume all of the liabilities of, the Great Lakes Bond Fund, a separate investment series of Managed Portfolio Series.
Following the submission of the Registration Statement, you notified us that it would be necessary to submit a delaying amendment pursuant to Rule 473 under the Securities Act of 1933, as amended (the “1933 Act”) (the “Delaying Amendment”) in order to delay the effectiveness of the Registration Statement.
The Registrant filed the Delaying Amendment on April 20, 2021, noting that the Registrant was amending the Registration Statement in order to delay its effective date.
When the Delaying Amendment was submitted via the EDGAR filing system, the filing was incorrectly submitted under the 1933 Act Filing Number of the Registrant (File No. 333-107797), rather than being submitted under the Filing Number for the Registration Statement on Form N-14 (File No. 333-255145).
As you are aware, the Registrant filed Pre-Effective Amendment No. 1 to the Registration Statement on June 17, 2021, and at that time the Registrant and the distributor of the Trust’s shares, Weitz Securities, Inc., also submitted a request for the acceleration of the effectiveness of the Registration Statement to today’s date, June 21, 2021, pursuant to Rule 461 under the 1933 Act.

The Registrant has instructed me to inform you that the Registrant acknowledges that the Delaying Amendment should have correctly been submitted under File No. 333-255145 and we respectfully request that the effectiveness be granted today under the correct File Number for the Registration Statement on Form N-14 (File No. 333-255145).
Thank you for your attention to the foregoing.
Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,
/s/ Patrick W.D. Turley